Exhibit (e)(26)

AMENDMENT NO. 6 TO THE

COMMERCIAL METALS COMPANIES

BENEFIT RESTORATION PLAN

Pursuant to the authority of the Board of Directors of Commercial Metals Company, and the provisions of Article XII thereof, the Commercial Metals Companies Benefit Restoration Plan (the “Plan”) is hereby amended in the following respects only, effective as of August 1, 2002:

(1)	Article III, Section 3.1, is hereby amended in its entirety to read as follows:

“3.1 For any Plan Year, a Participant who elects to contribute to the Profit Sharing Plan the lesser of: (i) the maximum elective deferral permitted under Section 402(g)(l) of the Code with respect to the taxable year in which such Plan Year begins, or (ii) the maximum elective contributions permitted under the terms of the Profit Sharing Plan with respect to such Plan Year, may irrevocably elect to defer a portion of the Annual Compensation otherwise payable to him with respect to such Plan Year, in the amount set forth below. The amount which a Participant may elect to defer under this Plan for any Plan Year shall be a percentage of his Annual Compensation for such Plan Year which is no less than one percent (1%), and no greater than fifty percent (50%), both of said amounts to be reduced by the total contributions made to the Profit Sharing Plan by the Participant during such Plan Year. Any amounts withheld, pursuant to this Section 3.1, from the Annual Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid. If a Participant fails to meet the eligibility criteria determined by the Committee in its absolute discretion with respect to any Plan Year, but nonetheless continues to be a member of a select group of individuals who are providing services to the Company or an Affiliate in key positions of management and responsibility, such Participant shall continue to be eligible to defer a portion of his Annual Compensation under the Plan pursuant to this Section 3.1, but shall not be eligible to receive a matching contribution pursuant to Section 3.2 or a profit sharing contribution pursuant to Section 3.3 until such Participant again meets the eligibility criteria for a specific Plan Year, as determined by the Committee.”

(2)	Article VI, Section 6.4, is hereby amended in its entirety to read as follows:

“6.4 That portion of a terminated Participant’s benefits in which he is vested shall be:

(a) the entire value of all amounts credited to his Account which are attributable to deferrals made by such Participant pursuant to the provisions of Section 3.1 hereof; and

(b) a percentage of the value of all amounts credited to his Account which are attributable to matching or profit sharing contributions credited on his behalf pursuant to the provisions of Sections 3.2 and 3.3 hereof, such percentage to be determined in accordance with the following schedule:

Completed Years of Service	Percentage Payable
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	50%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Any amounts credited to a Participant’s Account in which he is not vested, as provided in this Section 6.4, shall be forfeited as of the date on which the Participant receives a distribution under Section 7.2 hereof.”